[redacted]

BP 4/16

SE(09040648)MMISSION

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SEC FILE NUMBER
8-49278

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Q Prime, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 General Warren Boulevard, Suite One
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Toni Neff (610) 232-1786 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Michael Mara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Prime, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

G. Michael Mara

Signature

Chairman/CEO/CCO

Title

Carole J. Firth

Notary Public

NOTARIAL SEAL
CAROLE J FIRTH
Notary Public
CITY OF MALVERN, CHESTER COUNTY
My Commission Expires Sep 5, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Q Prime, Inc.

We have audited the accompanying statement of financial condition of Q Prime, Inc. (a wholly-owned subsidiary of Valley Forge Capital Advisors, Inc.) as of December 31, 2008, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Prime, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
March 30, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-49278 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 44,240	200			$ 44,240	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	14,800	735	14,800	930
12. **TOTAL ASSETS**	$ 44,240	540	$ 14,800	740	$ 59,040	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc. as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	2,050	1205		1385	2,050	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 2,050	1230	$	1450	$ 2,050	1760

Ownership Equity

21. Sole proprietorship	15 $	1770
22. Partnership (limited partners 11 $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	20,000	1792
C. Additional paid-in capital		1793
D. Retained earnings	48,990	1794
E. Total	68,990	1795
F. Less capital stock in treasury	16 (12,000)	1796
24. TOTAL OWNERSHIP EQUITY	$ 56,990	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 59,040	1810

OMIT PENNIES

See accompanying notes

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 56,990	3480
2.	Deduct ownership equity not allowable for Net Capital 19			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 56,990	3530
6.	Deductions and/or charges: 17				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 14,800	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(14,800)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions 20			$ 42,190	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 18		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(0)	3740
10.	Net Capital			$ 42,190	3750

OMIT PENNIES

Refer to Note 4 for reconciliation to unaudited calculation of net capital pursuant to SEC Rule 17a-5(d)(4).

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc. as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$	137	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	37,190	3770
15 Excess net capital at 100% (line 10 less 10% of line 18) 22	$	41,985	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	2,050	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3838
18. Total aggregate indebtedness				$	2,050	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	4.9	3750
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess net capital (line 10 less 23)	$		3910
25. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc.

For the period (MMDDYY) from 24 01/01/08 [3932] to 12/31/08 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	83,895	3995
9.	Total revenue	83,895	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11.	Other employee compensation and benefits	27	4115
12.	Commissions paid to other broker-dealers		4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	5,752	4195
15.	Other expenses	53,971	4100
16.	Total expenses	$ 59,723	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 24,172	4210
18.	Provision for Federal income taxes (for parent only)	28	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 24,172	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ 8,432	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc.

For the period (MMDDYY) from 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 32,818	4240
A. Net income (loss)			24,172	4250
B. Additions (includes non-conforming capital of	29	4262)		4260
C. Deductions (includes non-conforming capital of		4272)		4270
2. Balance, end of period (From item 1800)			$ 56,990	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Q Prime, Inc. as of 12/31/08

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	42 [4699] OMIT PENNIES		

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

Q PRIME, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 24,172
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
Bad debt expense	16,649
(Increase) decrease in Other assets	(14,367)
Increase (decrease) in Accounts payable and accrued expenses	1,938
Net cash provided by operating activities and net increase in cash	28,392
CASH	
Beginning of year	15,848
End of year	$ 44,240

See accompanying notes

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Q Prime, Inc. (the ***"Company"***) was incorporated on March 28, 1996 pursuant to the Laws of the State of New Jersey. The Company provides quantitative investment research services to a broad base of customers. The Company is a wholly owned subsidiary of Valley Forge Capital Advisors, Inc. (the ***"Parent"***), a registered investment adviser under the Investment Advisers Act of 1940.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit.

In addition, the Company generated substantially all of its revenue from four customers during 2008.

Revenue Recognition

Revenues are recognized when the research services are performed and expenses are recorded as they are incurred.

Income Taxes

The Company, with the consent of its stockholder, has elected S Corporation status for both federal and state income tax purposes. Furthermore, the Company is a Qualified Subchapter S Subsidiary and is treated as a disregarded entity. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that it does not hold funds or securities for customers.

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $42,190, which was $37,190 in excess of its required net capital of $5,000.

(3) BUSINESS COMBINATIONS

On May 23, 2007, the Company entered into an agreement to sell all of its outstanding stock to the Parent. Per the agreement, the effective date of the transaction would be the date upon which the Company received regulatory approval for the sale. On November 10, 2007, the Company received approval for the change in control. The Parent made this acquisition in order to allow it to expand the advisory services it offers. The Parent paid $34,152 net of cash received of $15,848. At the date of acquisition the Company had accounts receivable of $17,182 and accounts payable of $112.

(4) RELATED PARTY TRANSACTIONS

On November 5, 2007 the Company entered into an expense sharing agreement with its Parent under which the Parent will provide and pay for personnel, overhead, administration, and other expenses as may be applicable, and the Company will reimburse the Parent for its proportionate share of these expenses. During 2008, the Company's share of these expenses amounted to $27,635 and the Company had an outstanding payable of $2,025 to the Parent as of December 31, 2008 related to this agreement.

(5) RECONCILIATION PURSUANT TO SEC RULE 17a-5(d)(4)

Net capital as reported in The Company's Part IIA (unaudited) Focus Report	$ 42,190
Decrease in stockholders' equity due to increase in allowance for receivables from non broker dealers	(10,500)
Decrease in non-allowable assets due to increase in allowance for receivables from non broker dealers	10,500
Net capital as reported in audited report	$ 42,190

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Q Prime, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Q Prime, Inc. (the ***"Company"***), as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 30, 2009.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
March 30, 2009

Q PRIME, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2008